UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February, 2024

Commission File Number: 001-41174

RELIEF THERAPEUTICS Holding SA

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Switzerland

(Jurisdiction of incorporation or organization)

Avenue de Sécheron 15

1202 Geneva

Switzerland

Tel: +41 22 545 11 16

(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 28, 2024, RELIEF THERAPEUTICS Holding SA (“Relief”) issued a press release announcing the renewal of its CHF 50 million Share Subscription Facility Agreement (“SSF”) with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (“GEM”). Relief and GEM have agreed to renew the SSF agreement for an additional three-year period. Under the terms of the agreement, Relief has the right to periodically issue and sell shares to GEM up to a total CHF 50 million. GEM also agreed to forgive an outstanding liability of CHF 1.37 million previously payable by Relief to GEM. Relief has committed to issuing GEM warrants to purchase up to 3.35 million ordinary shares at a purchase price of CHF 1.70 per share, exercisable from the issuance date, and expiring on January 20, 2027. The issuance of these warrants, as well as the ability of the Company to draw on the SSF, is contingent upon shareholder approval for a reduction in the nominal value of the Company’s ordinary shares at the next general meeting.

The amendment to the SSF is attached to this Form 6-K as Exhibit 10.1 and is incorporated herein by reference. The press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit No.	Description

10.1	Restatement and Amendment Agreement, dated as of February 27, 2024 in respect of the Share Subscription Facility Agreement, among the Company and GEM.

99.1	Press Release dated February 28, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELIEF THERAPEUTICS Holding SA

By: /s/ Jeremy Meinen

Jeremy Meinen

Chief Financial Officer

Dated: February 28, 2024